SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

CNPJ/MF Nº 02.558.115/0001 -21
NIRE 33 300 276 963
A Listed Company

CALL NOTICE – ANNUAL SHAREHOLDERS’ MEETING

TIM Participações S.A. (“Company”) shareholders are hereby called, as provided in Article 124 of Law 6404/76, to the Annual Shareholders' Meeting to be held on March 7, 2006, at 10:30 a.m, at the Company headquarters, Avenida das Américas, 3434, Bloco 01, Barra da Tijuca, Rio de Janeiro (RJ), with following Order of Business:

(1) to examine, discuss and pass the Director’s Report and the Financial Statements for the fiscal year ended on December 31, 2005, audited by Ernst & Young Auditores Independentes S.S.;

(2) to discuss the Capital Budget proposed for 2006;

(3) to vote on the proposed destination of the 2005 fiscal year profit and the distribution of dividends; and

(4) to elect the members of the Statutory Audit Committee and determine their compensation.

General Instructions:

The documents concerning the business to be transacted at the Shareholders’ Meeting are available to shareholders at the Company headquarters.

Shareholders or their properly appointed proxies shall observe, when attending the Shareholders’ Meeting hereby called, the provisions of Article 126 of Law 6.404/76 and Article 15 of the Articles of Organization. Therefore, shareholders not appearing in person at the Shareholders’ Meeting shall deposit at the Company headquarters the proper proxy and/or the corporate acts concerning the appointment, as the case might be, and the representative’s ID document no later than two (2) business days before said Shareholders’ Meeting. Within that same period of time, the holders of book-entry shares or shares in custody shall deposit copies of their ID documents and the respective statement of book-entry shares issued at least five (5) business days before the Shareholders’ Meeting. Such documents shall be addressed as follows: TIM

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Participações S.A., Depto. de Relações com Investidores, Sra. Joana Dark Serafim, Avenida das Américas, 3434, Bloco 01, CEP 22640 102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro, February 10, 2006

Marco Patuano
Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 14, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer